
July 28, 2020

Benjamin S. Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise Equity REIT, LLC
11 DuPont Circle, NW, 9th Floor
Washington, DC 20036

> **Re: Fundrise Equity REIT, LLC**
> **Offering Statement on Form 1-A**
> **Filed July 1, 2020**
> **File No. 024-11255**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Form 1-A filed July 1, 2020

Plan of Operation
Our Investments, page 87

1.   We note your $18.1 million investment in RSE Amira Controlled Subsidiary on July 18, 2019. Please tell us what consideration you gave to providing financial statements for this acquisition under Rule 8-06 of Regulation S-X. In your response, please provide your significance calculation results related to your investment in RSE Amira Controlled Subsidiary.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger